SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  FORM 10-SB/A

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                               STARUNI CORPORATION
                               -------------------
                 (Name of Small Business Issuer in Its Charter)


         CALIFORNIA                                          95-2210753
         ----------                                          ----------
(State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                          Identification No.)


               1642 Westwood Blvd., Los Angeles, California 90024
               --------------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                  (310)470-9358
                                  -------------
                (Issuer's Telephone Number, Including Area Code)


Securities to be registered under Section 12(b) of the Exchange Act: None

Securities to be registered under Section 12(g) of the Exchange Act:

Title of Each Class to be so registered:

Common Stock (No Par Value)


Name of Each Exchange on Which Each Class is to be Registered: N/A


This form is being filed with the Securities & Exchange Commission in order to become a reporting company under the Exchange Act of 1934 and to obtain a quotation on the OTC Bulletin Board in compliance with the National Association of Securities Dealers, Inc. Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board to securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

                          TABLE OF CONTENTS

                                                                  Page No.
                               PART I

Item 1.     Description of Business............................................1

Item 2.     Management's Discussion and Analysis or Plan of Operation..........5

Item 3.     Description of Property............................................8

Item 4.     Security Ownership of Certain Beneficial Owners and Management.....8

Item 5.     Directors, Executive Officers, Promoters and Control Persons.......9

Item 6.     Executive Compensation.............................................9

Item 7.     Certain Relationships and Related Transactions....................10

Item 8.     Description of Securities.........................................10


                                     PART II

Item 1.     Market for Common Equity and Related Stockholder Matters..........11

Item 2.     Legal Proceedings.................................................12

Item 3.     Changes in and Disagreements with Accountants.....................12

Item 4.     Recent Sales of Unregistered Securities...........................12

Item 5.     Indemnification of Directors and Officers.........................16


                                    PART F/S

Financial Statements for the periods ended September 30, 1999 and December 31, 1999.....................................................17


                                    PART III

Item 1.     Index to Exhibits.................................................18

Signatures....................................................................19

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

A.    Corporate Organization

As used herein the term "Company" refers to Staruni Corporation, its subsidiaries and predecessors, unless the context indicates otherwise. The
Company was incorporated in 1962 in California as Altius Corporation. The Company was originally involved in the manufacture of freeway signs. In March 1997, the Company changed its name to Staruni Corporation to reflect the acquisition of Starnet Universe Internet, Inc., a web developer and Internet Service Provider ("ISP").

B.    Business of the Company

The Company is an ISP with its main offices located in Los Angeles, California. The Company provides a wide array of Internet services tailored to meet the needs of individual and business customers, including customers with little or no online experience. The Company does business mainly in southern California. The Company presently has more than two thousand customers. The Company's growth is attributable, in part, to the use of media advertising. The Company operates its ISP business through its Cyberhotline Division, and advertises itself as Cyberhotline.

Internet access and related value-added services ("Internet services") represent growing segments of the telecommunications services marketplace. Declining prices in the PC market, continuing improvements in Internet connectivity, advancements in Internet navigation technology, and the proliferation of services, applications, information and other content on the Internet continue to attract a rapidly growing number of Internet users. The Company is seeking to attract a portion of the growing number of Internet users as customers.

The Company provides a number of value-added services, such as dedicated high-speed access, news access, Web hosting and server co-location. The Company plans to evaluate and develop potential new value-added services, and will seek to leverage its current sales, marketing and network capabilities in an attempt to create additional revenue opportunities. The Company believes that a user dense, regionally focused customer base will provide an excellent platform for the introduction of new value-added services that can take advantage of brand awareness and economies of scope and scale, potentially including Internet telephony and video and audio programming distribution.

C.    Description of Products and Services

The Company offers Internet services tailored to meet the needs of both individual and business customers. The Company's primary service offering is dial-up Internet access and value-added services for its individual customers. The Company's business customers are able to take advantage of dedicated high speed Internet access, Web hosting and other services. The Company's services are offered in various prices and packages so that customers may customize their subscription with services that meet their particular requirements.

The Company's current network provides customers with local dial-up access in all the major areas of Southern California, as well as several smaller communities. The Company's systems and network infrastructure are designed to provide customers with reliability and speed. Reliability is primarily achieved through redundancy

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in  mission  critical  systems  that  minimize  the  number of single  points of
failure.   Speed  is  achieved  through  clustered   systems,   diverse  network
architecture, multi-peered Internet backbone connections and aggressive load balancing.

         Internet Access. The Company's primary service is a dial-up Internet access package, which includes unlimited Internet access and provides various Internet applications such as World Wide Web, e-mail, file transfer protocol and Usenet news access. The package costs $10.95 per month.

         High Speed Connectivity. In addition to offering dial-up and dedicated analog access, the Company also offers its business customers dedicated ISDN access and full and partial T-1 connectivity which can service hundreds of users at once.

         Web Services. The Company offers Web for businesses and other organizations that wish to create their own World Wide Web sites without maintaining their own Web servers and high-speed Internet connections. With this "virtual Web server" service, Web hosting customers can use their own domain names in their World Wide Web addresses. Web hosting customers are responsible for building their own Web sites and then uploading the pages to a Cyberhotline Web server. The Company's Web hosting service features state-of-the-art Web servers for high speed and reliability, a high-quality connection to the Internet, specialized customer support and advanced services features such as secure transactions and site usage reports. The Company currently offers various price plans for Web hosting customers beginning at $19.95 per month.

The majority of the Company's customers have month-to-month subscriptions. The Company offers a 15-day money-back satisfaction guarantee for new customers. Customers can subscribe by calling the 1-888-777- 7WEB phone number, or by e-mailing the Company. The majority of customers are billed through automatic charges to their credit cards or bank account. However, some customers are invoiced. The Company offers discounts ranging from 10% to 20% on most of its services for customers who prepay.

The Company strives to retain its customers by prioritizing fast response to customer problems. Individuals accessing the Internet have many different hardware configurations and varying levels of computer sophistication. Consequently, the Company's customer care department must be able to effectively address:

          (i) problems affecting a variety of hardware systems;
         (ii) start-up or other basic problems of new customers or new Internet users; and (iii) more technical issues that may be encountered by sophisticated users.

The Company strives to provide outstanding technical support in the industry, especially for new users, while maintaining the ability to resolve the most difficult problems that a sophisticated user may present. The Company attempts to maintain a first-rate customer care operation. The Company's customer care operation is designed to make every customer's Internet experience efficient, productive and enjoyable, whether that customer is a novice or an experienced Internet user. Customers can access customer support services through a local telephone number or e-mail. The Company maintains on its Web site a comprehensive description of its customer care services, as well as troubleshooting tips and configuration information.

D.    Marketing and Distribution.

The Company's marketing approach is designed to further its user density business model, which focuses on

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



rapid penetration of a given market to acquire sufficient customers to support profitable operations. The Company's approach combines direct response with extensive use of brand building television and radio advertising.

The marketing strategy is to offer a low-cost Internet service at $10.95/month, or $99 per year. The advertising campaign targets members of American Online, Earthlink and other more expensive ISP's, by offering a one- half price service. The campaign has proven successful to date.

The Company's integrated marketing and sales approach includes direct response television and radio advertising. The Company believes that broadcast is the most effective and efficient way of reaching potential customers, particularly disgruntled AOL users. Through a sophisticated and intensive broadcast and cable television advertising campaign that emphasizes the quality and reliability of the Company's Internet services and its responsiveness to customer needs and problems, the Company has been able to elicit a strong response from potential customers, who are asked to contact the Company through a telephone call to 1-888-777-7WEB. Broadcast advertising also helps to reinforce brand awareness of Cyberhotline.

Once the Company's advertising has saturated a given market and the Company has acquired a sufficient number of customers to allow profitable operation, the Company then begins to reap the benefits of word of mouth communication. Such communication not only has the potential to create a significant number of referrals, but also may serve to reinforce brand awareness of Cyberhotline. At this point, the Company's advertising expense per acquired customer begins to decrease with each new customer acquired.

The Company's growth strategy focuses on:

          (i) acquiring additional customers in its existing markets; and (ii) deploying its user density business model in other selected markets.

The aim of the user density business model is to quickly build, in a given market, a sufficient number of customers to allow the Company to support profitable operations.

The Company attempts to continually evaluate the effectiveness of its marketing methods, primarily by analyzing sales statistics such as call volumes, sales volumes, media mix and incentive offer response, so that it can refine its marketing campaign. The Company also uses input from focus groups and other customer contacts to determine which marketing methods and incentives might be most effective.

E.    Competition

The market for the provision of Internet access to individuals is extremely competitive and highly fragmented. There are no substantial barriers to entry, and the Company expects that competition will continue to intensify. The Company believes that the primary competitive factors determining success in this market are a reputation for reliability and service, access speed, effective customer support, pricing, creative marketing, easy-to-use software and geographic coverage. Other important factors include the timing of introductions of new products and services and industry and general economic trends. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition and results of operations.

The Company's current and prospective competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than the Company. The Company currently competes or expects to compete with the following types of Internet access providers: (i) national commercial providers, such as Verio, Inc., Mindspring Enterprises, Inc. and EarthLink Network, Inc.; (ii) numerous regional and local commercial providers, which vary widely in quality, service offerings and pricing such as Website Services, Inc. and PDQ Net, Inc.; (iii) established online commercial information service providers, such as America Online, Inc.; (iv) computer hardware and software and other technology companies, such as International Business Machines Corporation, Microsoft Corp. and Gateway, Inc.; (v) national telecommunications providers, such as AT&T, MCI, Sprint and WinStar Communications, Inc.; (vi) regional telecommunications providers, such as SBC Communications and IXC Communications; (vii) cable operators, such as Tele-Communications, Inc., Time Warner, Inc., TCA Cable, Inc. and Marcus Cable, Inc.; (viii) wireless communications companies; (ix) satellite companies; and
(x) nonprofit or educational Internet access providers; (xi) Free access ISP's such as Netzero, Freeinet and Alta Vista. The Company has recently announced plans to implement a free access, ad-supported ISP in the year 2000. It has also announced plans to implement a free high speed DSL Service, also in the year 2000.

There are more than 4,000 national, regional and local ISPs. Some of these ISPs have chosen to focus on business customers, others on individual customers. Most national ISPs have made a major investment in a network infrastructure in anticipation of future high subscriber growth. As a result, many national ISPs have been experiencing an extended period of losses as they work to build a profitable base of customers in each of the many markets they serve. In addition to such losses, some national ISPs are exposed to a high level of technological obsolescence risk as Internet access technology continues to evolve. At the other end of the spectrum, many regional and local ISPs, including the Company, which have a much lower investment in a network infrastructure, may lack the necessary marketing skills and resources necessary to build a sufficient customer base to allow the Company to operate profitably.

In order to respond to expected changes in the competitive environment, the Company may, from time to time, make price, service or marketing decisions or make acquisitions that could possibly harm its business. Developing new technologies may also increase competitive pressures on the Company by enabling its competitors to offer a lower cost service.

F.    Requirement of Government Approval

The Company is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today, there are relatively few laws specifically directed toward online services. However, due to the increasing popularity and use of the Internet and online services, it is possible that laws and regulations may be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as online contracts, user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy are uncertain. Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. One or more states may attempt to impose such regulations upon the Company in the future, which could possibly harm the Company's business.

The Federal Trade Commission has recently begun a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address such issues could possibly affect the way the Company does business or might create uncertainty in the marketplace. This could reduce demand for the services of the Company or possibly increase the cost of doing business as a result of litigation costs or increased service delivery costs, or might otherwise harm the Company's business.

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G.    Regulatory Overview

Due to the increasing popularity and use of the Internet, it is possible that additional laws and regulations may be adopted with respect to the Internet. Such new laws or regulations may cover issues such as content, privacy, pricing, encryption standards, consumer protection, electronic commerce, taxation, copyright infringement and other intellectual property issues. The Company cannot predict the impact, if any, that any future regulatory changes or development may have on its business, financial condition and results of operations. Changes in the regulatory environment relating to the Internet access industry, including regulatory changes that directly or indirectly affect telecommunication costs or increase the likelihood or scope of competition from regional telephone companies or others, could have a material adverse effect on the Company's business, financial condition and results of operations.

H.    Employees

The Company has three full time employees. Part time employees are hired from time to time depending on increased marketing or additional projects in which the Company may be involved.

I.    Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends, from this date forward, to file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were not other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's public Reference Room at 450 Fifth St., NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Intent sites that contain reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address for this site can be found at http://www.sec.gov Additional information can be found concerning the Company on the Internet at http://www.staruni.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

General

The Company's major focus has been the creation and development of its ISP business. As a by-product the Company has also been involved in the development of its Web Hosting and Web Design business.

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



Results of Operations

Six months ended March 31, 2000 & 1999. Years ended September 30, 1999 & 1998.

Sales

Sales for the six months ended March 31, 2000 increased to $128,089 from $109,015 for the comparable period in 1999, an increase of 17%. The increases in revenues were primarily attributable to an increase in the number of Internet customers resulting from the Company's marketing efforts.

Sales for the year ended September 30, 1999 increased to $209,801 from $22,864 for the year ended September 30, 1998. The increase in revenues is primarily attributable to a marketing campaign for the Company's ISP business.

Losses

Net losses for the six months ended March 31, 2000, were $48,170 down from a net loss of $79,145 for the comparable period in 1999, a change of $30,975. The decreases in losses were primarily attributable to a decrease in general and administrative expenses and an increase in sales income.

Net Losses for the year ended September 30, 1999 increased to $304,756 from $125,541 for the year ended September 30, 1998. The increase in losses is primarily attributable to advertising costs during the fiscal year which were spent as part of a marketing campaign for the Company's ISP business.

The Company expects that it may continue to incur losses at least through fiscal 2000 and there can be no assurance that the Company will achieve or maintain profitability or that revenues will be generated or that growth can be sustained in the future.

Expenses

Total Operating Expenses for the six months ended March 31, 2000, decreased to $176,259 from $188,160 in the comparable period in 1998.

Computer and Internet related expenses increased to $91,306 for the six months ended March 31, 2000 from $63,433 in the six months ended March 31, 2000. The increase in Computer and Internet expenses is primarily attributable to the increase in the Company's ISP business.

General and Administrative expenses, for the six month period ended March 31, 2000, decreased $39,774 from $124,727 at March 31, 1999 to $84,953 at March 31,
2000. The decrease in General and Administrative Expenses resulted from steps undertaken to operate the Company more efficiently.

Total Operating Expenses for the year ended September 30, 1999 increased to $514,557 from $148,405 for the year ended September 30, 1998.

Computer and Internet related expenses increased to $154,444 in the year ended December 31, 1999 from $42,249 in the year ended December 31, 1998,. The increase in Computer and Internet expenses is primarily attributable to the increase in the Company's ISP business.

General  and  Administrative  expenses  increased  to $360,113 in the year ended


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


December  31,  1999 from  $106,156  in the year ended  December  31,  1998.  The
increase  in  General  and  Administrative   expenses  was  the  result  of  the
substantial growth of the Company's ISP business.

B.     Liquidity and Capital Resources

Six months ended March 31, 2000 & 1999. Years ended September 30, 1999 & 1998.

Cash flows used in operations were $49,444 for the six months ended March 31, 2000 as compared to cash flows used in operations of $77,827 for the comparable period in 1999. Negative cash flows are primarily attributable to marketing costs.

Cash flows generated from financing activities were $63,444 for the six months ending March 31, 2000, as compared to $55,235 for the comparable period in 199. The Company's financing activities have primarily consisted of private placements of its common stock. The financing activities for the six months ending March 31, 2000, were conducted outside the United States.

Cash flow used by operations was $206,375 for the year ended September 30, 1999, as compared to cash flows used in operations of $110,644 for a comparable period in 1998. Negative cash flows in 1999 are primarily attributable to marketing costs.

Cash flow generated from financing activities was $345,550 for the year ending September 30, 1999, as compared to $40,142 for the comparable period in 1998. The Company's financing activities have primarily consisted of private placements of its common stock. The financing activities for the year ending September 30, 1999, were conducted outside the United States.

The Company has funded its cash needs over the periods covered by this Form 10SB through the issuance of its common stock for cash. The Company intends, if necessary, to cover some of its cash needs over the next twelve months through sale of additional shares of its common stock pursuant to a registration statement or an appropriate exemption from registration. However, there is no guarantee that the Company will be able to raise additional funds from the sale of its securities.

Furthermore, it is the Company's intention to attempt to meet its long-term liquidity requirements by growing its business and increasing earnings. However, in order to support existing operations and to fund any expansion of the business, it may be necessary to obtain additional bank, private and/or equity financing. There is no guarantee that the Company will be able to raise additional funds through borrowing or equity financing.

Capital Expenditures

The Company made no significant capital expenditures on property or equipment during either 1998 or 1999. The Company has no present plans for any significant capital expenditures during the coming year.

Income Tax Expense (Benefit)

The Company may have an income tax benefit resulting from net operating losses which may be used to offset operating profit.

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Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases by increasing sales and improving operating efficiencies.

Going Concern

The Company's auditors have expressed an opinion as to the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is subject to the ability of the Company to obtain a profit and/or obtaining the necessary funding from outside sources. Management's plan to address the Company's ability to continue as a going concern, includes: (1) Obtaining funding from the sale of the Company's securities; (2) Increasing sales, and (3) Obtaining loans and grants from various financial institutions where possible. Although management believes that it will be able to obtain the necessary funding to allow the Company to remain a going concern through the methods discussed above, there can be no assurances that such methods will prove successful.

Impact of Year 2000

It is presently March 2000 and the Company has experienced no Y2K problems.

ITEM 3.  PROPERTY

The Company is  headquartered  at1642  Westwood Blvd.,  Los Angeles,  California
90024  where it rents  office  space on a  month-to-month  basis for  $1,530 per month. The Company has an equipment co-location which it rents on a month-to-month basis at 4676 Admiralty Way, Marina Del Rey, Ca. 90272 for $2,500 per month. The Company believes that its current facilities are generally suitable and adequate to accommodate its current operations and that such facilities are adequately insured.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of January 31, 2000, there were 13,881,827 shares of common stock outstanding. The following table sets forth certain information concerning the ownership of the Company's Common Stock as of January 31, 2000, with respect to:
(i) each person known to the Company to be the beneficial owner of more than 5% of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below.

Title of Class        Name and Address of Beneficial        Amount and Nature of         Percent of Class
                      Ownership                             Beneficial Ownership

Common                Bruce D. Stewart                      2,234,444                    16.0%
Stock, $.0001         1642 Westwood Blvd.
par value             Los Angeles, CA 90024


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




Common                Michael Petrusis                      660,000                      4.7%
Stock, $.0001         1642 Westwood Blvd.
par value             Los Angeles, CA 90024
Common                All Executive Officers and            2,894,444                    20.8%
Stock, $.0001         Directors as a Group (Two
par value             Persons)

Changes in Control

There are currently no arrangements in place that will result in a change of control of the Company.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS

The directors, executive officers, control persons, and significant employees of the Company, their respective ages, and positions with the Company are as follows:

         Name                    Age              Position
         Bruce D. Stuart         52               Director, President, CEO
         Michael Petrusis        31               Director, Vice-President

Bruce D. Stuart. Age 52. Mr. Stuart is a Director of the Company and serves as President and CEO of the Company. Mr. Stuart graduated from U.C.L.A. in 1969 with a degree in political science, and in 1972 with a Juris Doctorate degree. He has been a member of the California State Bar since 1973. From 1993 to 1997, Mr. Stuart served as vice-president of PerfectData Corporation (NASDAQ). From 1984 to 1999 he served as Secretary and General Counsel of Flamemaster Corporation (NASDAQ). Mr. Stuart was the creator of the Company's Internet business in 1994 (Starnet Universe Internet, Inc.). Mr. Stuart has served as a Director and Officer of the Company since its acquisition of Starnet Universe Internet, Inc. in March of 1997. Mr. Stuart has been elected to serve as a Director until the next annual meeting of the Company, or until such time as his successor is duly elected and qualified. Mr. Stuart does not serve as a Director of any other public Company.

Mike Petrusis. Age 31. Mr. Petrusis is a Director of the Company and serves as vice-president of Information Technologies for the Company. Mr. Petrusis is a graduate of U.C.L.A. with a degree in Electrical Engineering. From 1990 to 1993, he worked at McDonnell Douglas creating computer simulation of missile systems. From 1992 to 1995 he was a partner in Acorn Technologies. In 1995 he formed Acutech, a Company specializing in systems integration and networking. Since 1995, Mr. Petrusis has served as the manager of Acutech. Mr. Petrusis has been elected a Director of the Company to serve until the next annual meeting of the Company, or until his replacement is duly elected and qualified. Mr. Petrusis does not serve as a Director of any other public company.

 ITEM 6.  EXECUTIVE COMPENSATION

Compensation of Executives

The following table provides summary information for the years 1999, 1998 and 1997 concerning cash and non-cash compensation paid or accrued by the Company to or on behalf of the president and the only other employees to receive compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE
Annual Compensation                                          Long Term Compensation
                                                             Awards          Payout
Name and         Year       Salary      Bonus      Other           Restricted      Securities      LTIP       All Other
Principal                   ($)         ($)        Annual          Stock           Underlying     Payout      Compensation
Position                                           Compensa                         Options        ($)       ($)
                                                   tion                            SARs (#)
Bruce D.         1997       0           0          0               50,000          0               0          0
Stuart,          1998       0           0          0               100,000         0               0          0
CEO,             1999       $42,50      0          0               1,100,000       0               0          0
President                   0

Compensation of Directors

There is currently no plan in place to compensate Directors of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two years the Company has not been a party to any transaction or series of transactions, the value of which exceeds $60,000, with any Director or Executive Officer of the Company, any nominee for election as a Director of the Company or any beneficial owner of 5% or more of the Company's outstanding common stock, nor is the Company involved in any such proposed transactions.

ITEM 8.  DESCRIPTION OF SECURITIES

Common Stock.

The Company is presently authorized to issue 250,000,000 shares of no par value Common Stock. The Company presently has 13,881,827 shares issued and outstanding. The holders of common stock, and of shares issuable upon exercise of any Warrants or Options, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of the Company nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the Company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Preferred Stock.

The Company is presently authorized to issue 50,000,000 shares of no par value Class B Preferred Stock. No shares of Preferred Stock are currently issued and outstanding. Under the Company's Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the Common Stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the Common Stock or the Preferred Stock of any other series. The issuance of Preferred Stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, the issuance of preferred stock could depress the market price of the Common Stock.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company's common stock is traded on Over the Counter Bulletin Board under the symbol "SRUN." Pursuant to Rules adopted by the National Association of Securities Dealers ("NASD") the Company's common stock will be dropped from the Over the Counter Bulletin Board, and will no longer be quoted after April 30, 2000, unless this registration statement becomes effective by April 30, 2000. If the Company's stock ceases to be quoted on the Over the Counter Bulletin Board, the Company's stock will still be quoted in the Pink Sheets.

The table  below  sets  forth the high and low sales  prices  for the  Company's
Common Stock for each quarter of 1997, 1998 and the first three quarters of 1999. The quotations below reflect inter-dealer prices, without retail mark up, mark down or commission and may not represent actual transactions:

Year        Quarter Ending                High                          Low
1997        March 31                      $3.375                        $1.50
            June 30                       $2.625                        $2.25
            September 30                  $1.50                         $0.50
            December 31                   $1.1875                       $0.4375
1998        March 31                      $1.125                        $0.21875
            June 30                       $0.21875                      $0.21875
            September 30                  $0.84375                      $0.15625
            December 31                   $0.9375                       $0.0625

1999        March 31                      $2.25                         $0.50
            June 30                       $1.875                        $0.29
            September 30                  $2.00                         $0.875
            December 31                   $0.90625                      $0.25

Record Holders.

As of January 31, 2000, there were approximately 1,064 shareholders of record holding a total of 13,881,827 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends.

 The Company has not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

ITEM 2.  LEGAL PROCEEDINGS

The Company is currently not a party to any pending material legal proceeding.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no changes in or disagreements with its accountants in its two most recent fiscal or any later interim period.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

The following is a list of all securities sold by the Company within the last three years including, where applicable, the identity of the person who purchased the securities, title of the securities, and the date sold are outlined below.

In July 1997, the Company issued 30,000 shares of common stock to Mike Petrusis and 50,000 shares of common stock to Bruce Stuart at $0.001 value per share for services as Officers and Directors of the Company. The Company also issued 50,000 shares to Laurie Weinstock, 5,000 shares to Sandra Gonzales and 1,000 shares to Jesus Ortega, employees of the Company at $0.001 per share. All of the shares were issued for services pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only five offerees who were issued stock for services; (3) the offerees did not resell the stock but continued to hold it for at least two years; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

In July 1998, the Company issued 350,000 shares of common stock for cash at $0.10 per share to the Bruce Stuart Pension Plan pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering, being made to the president of the Company who also serves as a Director of the Company; (2) there was only one offeree who was issued stock for cash; (3) the offeree did not resell the stock but has continued to hold it for more than nineteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In November 1998, the Company issued 400,000 shares of common stock for cash at $0.10 per share to the Bruce Stuart IRA pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering, being made to the president of the Company who also serves as a Director of the Company; (2) there was only one offeree who was issued stock for cash; (3) the offeree did not resell the stock but has continued to hold it for more than fourteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

In December 1998, the Company issued 100,000 shares of its common stock to Mike Petrusis and 130,000 shares of its common stock to Bruce Stuart for services as Officers and Directors of the Company at $0.001 value per share. The Company also issued 100,000 shares to Laura Weinstock, 20,000 shares to Sandra Gonzales and 20,000 shares to Robert Riecks, employees of the Company at $0.001 per share. All of the shares were issued for services pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only five offerees who were issued stock for services; (3) the offerees did not resell the stock but have continued to hold it for more than thirteen months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

In April 1999 the Company issued a total of 5,156,246 shares of its common stock at $0.192 per share to the following individuals for cash pursuant to Rule 504 under Regulation D of the Securities Act of 1933:

Name                                                    Number of Shares
Candlin Investments, Inc.                                  458,333
Karston Electronics, Inc.                                  458,333
World Financial Securities, Ltd.                           458,333
Sequoia International                                      458,333
The China Connection                                       458,333
Lexington Sales Corp., Ltd.                                458,333
Oriental Investments, Ltd.                                 458,333
Insignia Financial Services, Ltd.                          458,333
Central Commercial Enterprises                             458,333
East-West Trading Corp.                                    458,333
Leeward Consulting Group                                   458,333
Premier Sales Corp., Ltd.                                  114,583

The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (b) the Company was engaged in the business of providing Internet services to private and business customers and therefore was neither a development stage Company with no specific business plan nor purpose nor a Company whose plan was to merge with an unidentified Company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering.

On April 1, 1999, the Company issued 500,000 shares of common stock for services at $0.01 per share to Perfect Data Corp., and 435,000 shares of common stock for services at $0.01 per share to A-Z Oil Corporation pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering, being made to two corporations for services rendered to the Company; (2) there were only two offerees who were issued stock for services; (3) the offerees have not resold the stock but have continued to hold it for more than eleven months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

From May 1999 through August 1999 the Company issued a total of 2,225,000 shares of its common stock at $0.01 per share pursuant to the Staruni Corporation employee benefit plan to the following individuals for Services to the Company pursuant to Rule 701 under Regulation D of the Securities Act of 1933:

    Name                                                Number of Shares

Bruce Stuart                                               1,100,000
Mike Petrusis                                              500,000
Laurie Weinstock                                           500,000
Wulferd Morris                                             100,000
Michael Griffin                                            5,000
Sandra Gonzales                                            5,000
Jesus Ortega                                               5,000
Sephlin Beatong                                            10,000

The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in a capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000

In August 1999 the Company issued a total of 1,200,000 shares of its common stock at $0.001 per share to UTNS for Stock valued at $1,200 pursuant to section 4(2) of the Securities Act of 1933 in an isolated private transaction by the Company which did not involve a public offering. The Company made this offering based on the following factors: (1) The issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there was only one offeree who was issued stock for stock; (3) the offeree did not resell the stock, and represented that the stock was being acquired for investment. The stock has been held by the offeree for more than six months; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offeree and the Company.

From May 1999 through August 1999 the Company issued a total of 2,225,000 shares of its common stock at $0.01 per share pursuant to the Staruni Corporation employee benefit plan to the following individuals for Services to the Company pursuant to Rule 701 under Regulation D of the Securities Act of 1933:From May 1999 through August 1999 the Company issued a total of 2,225,000 shares of its common stock at $0.01 per share pursuant to the Staruni Corporation employee benefit plan to the following individuals for Services to the Company pursuant to Rule 701 under Regulation D of the Securities Act of 1933:

On May 8, 2000, the Company issued a total of 300,000 shares of its common stock at $0.01 per share pursuant to the Staruni Corporation employee benefit plan to the following individuals for Services to the Company pursuant to Rule 701 under Regulation D of the Securities Act of 1933:

      Name                                             Number of Shares

Richard D. Surber                                          270,000
Edward T. Wells                                            20,000
Julieanne Piirala                                          5,000
Allan Merrill                                              5,000

The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company, (b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in a capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 204(10) of the California General Corporation Law allows a Corporation, in its Articles of Incorporation, to limit or eliminate the personal liability of Directors for monetary damages in an action brought by or in the right of the corporation for breach of a director's duties as set forth in Section 309 of the California General Corporation Laws, provided, however, that such provisions may not eliminate or limit the liability of directors for acts or omissions involving intentional misconduct or a knowing and culpable violation of law, acts or omissions a director believes to be contrary to the best interests of the corporation or its shareholders, transactions wherein the director derived an improper personal gift, acts or omissions that show a reckless disregard for the director's duties to the corporation or its shareholders, acts or omissions constituting an unexcused pattern of inattention amounting to an abdication of duty.

Section 204(11) of the California General Corporation Law allows for indemnification of a corporation's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

In accordance with the provisions referenced above, the Company will indemnify to the fullest extent permitted by its Articles and bylaws, and in the manner permissible under the laws of the State of California, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, will have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he or she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and

Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities ( other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

                                    PART F/S

The Company's financial statements for the fiscal year ended September 30, 1999 and the interim reports for March 31, 2000 are attached hereto as F-1 through F-18






                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                               STARUNI CORPORATION
                          INDEX TO FINANCIAL STATEMENTS
                         UNAUDITED FINANCIAL STATEMENTS



Unaudited Condensed Balance Sheets March 31, 1999............................F-2

Unaudited Condensed Statements of Operations March 31, 1999..................F-3

Unaudited Condensed Stockholders' Equity March 31, 1999......................F-4

Unaudited Condensed Statements of Cash Flows March 31, 1999..................F-5

Notes to Unaudited Financial Statements......................................F-6

             AUDITED FINANCIAL STATEMENTS SEPTEMBER 30, 1999 & 1998

INDEPENDENT AUDITORS' REPORT........................................ ........F-9

FINANCIAL STATEMENTS:

         Balance Sheets.....................................................F-10

         Statements of Operations...........................................F-11

         Statements of Stockholders' Equity.................................F-12

         Statements of Cash Flows...........................................F-13

NOTES TO FINANCIAL STATEMENTS...............................................F-14


                                                STARUNI CORPORATION
                                        UNAUDITED CONDENSED BALANCE SHEETS
                                      AS OF MARCH 31, 2000 AND MARCH 31, 1999

                                                   ASSETS

                                                                           2000           1999
                                                                     --------------     ----------

Current assets

Cash                                                            $         166,400    $      (362)
     Receivables                                                           12,643           8,174
     Advance to stockholder                                                79,000               -
                                                                      -----------      ----------
Total Current Assets                                                      258,043           7,812
                                                                       ----------      ----------
Property and equipment, net of accumulated depreciation                    10,665           3,922
Total Assets                                                    $         268,708    $     11,734
                                                                       ==========       =========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities

     Accounts payable                                           $          7,942           12,192
     Accrued payables                                                      1,045            1,399
                                                                     -----------       ----------
Total Current Liabilities                                                  8,987           13,591
                                                                     -----------       ----------
Long-term liabilities

     Loans from Officers                                                     850           15,245
                                                                    ------------       ----------
Total long-term liabilities                                                  850           15,245
                                                                    ------------       ----------
TOTAL LIABILITIES                                                          9,837           28,836
                                                                     -----------       ----------
Shareholders' Equity
Class B Preferred Stock, no par value 5,000,000 authorized                     -                -
shares, no shares issued and outstanding
Common Stock, no par value, 250,000,000 shares authorized,             1,163,963          212,372
13,881,827 shares issued and outstanding with 68,748 shares
held in treasury at 12/31/99
Common stock subscription (receivable)                                 (401,837)                -
Accumulated (deficit)                                                  (503,255)        (299,474)
                                                                  --------------       ----------

Net Stockholders' Equity                                                 258,871         (17,102)
                                                                  --------------       ----------
Total Liabilities and Stockholders' Equity                      $        268,708           11,734
                                                                  ==============       ==========


                        See Accompanying Notes to Unaudited Financial Statements


                                                STARUNI CORPORATION
                                   UNAUDITED CONDENSED STATEMENTS OF OPERATIONS
                            FOR THE THREE AND SIX MONTHS ENDING MARCH 31, 2000 AND 1999




                                                        Three Months Ended           Six Months Ended
                                                            March 31                      March 31
                                                        2000         1999               2000          1999
                                                   ------------  -----------         ----------     --------
Income                                              $    69,434  $    83,866        $  128,089  $  109,015

Computer and Internet related expenses                   55,350       39,972            91,306      63,433

General and administration expenses                      35,122       56,733            84,953     124,727
                                                   ------------    ---------        ---------- -----------
Total operating expenses                                 90,472       96,705           176,259     188,160
                                                   -------------    ---------       ----------- -----------
Income (loss) from operations before
        provision for income taxes                      (21,038)     (12,839)          (48,170)    (79,145)

Provision for income taxes                                  -            -                   -          -
                                                   -------------------------       -----------------------

Net (loss)                                           $  (21,038) $    12,839         $ (48,170)  $ (79,145)
                                                   =============  ==========        ==========  ==========
Income (loss) per weighted-average share
      of common stock outstanding                         (0.00)       (0.00)            (0.00)      (0.02)
                                                   ==========================       =======================
Weighted-average number of common
      stock outstanding                              13,881,827    3,595,576        13,881,827   3,595,576
                                                   ------------   ----------      ------------  ----------




                        See Accompanying Notes to Unaudited Financial Statements


                                                    STARUNI CORPORATION
                                  UNAUDITED CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY
                                        FOR THE SIX MONTHS ENDING MARCH 31, 2000



                                         Class B
                                      Preferred Stock            Common Stock           Common Stock
                                                                                        Subscription    Accumulated       Net
                                      Shares     Amount      Shares           Amount   (Receivables)     (Deficit)       Equity

Balance September 30, 1997                -   $      -      3,245,576   $      132,240  $         -   $  (24,788)   $   107,452
Issuance of Shares                        -          -        350,000           40,142            -            -         40,142
Net (loss)                                -   $      -              -   $            -  $         -   $ (125,541)   $  (125,541)
                                    -------  ---------   ------------   --------------   -----------  -----------   ------------
Balance September 30, 1998                -          -      3,595,576          172,382            -     (150,329)        22,053
Issuance of Shares                        -          -     10,286,251          991,581     (513,281)           -        478,300
Net (loss)                                -          -              -                -            -     (304,756)      (304,756)
                                    ------- ----------   ------------   --------------   -----------  -----------   -------------
Balance September 30, 1999                -   $      -     13,881,827   $    1,163,963  $  (513,281)  $ (455,085)   $   195,597
Shares subscribed (paid)                  -          -              -                -       29,444         -            29,444
Net (loss)                                -          -              -                -            -      (27,132)       (27,132)
                                    ------- ----------   ------------   --------------   -----------  -----------   --------------
Balance December 31, 1999                 -   $      -     13,881,827   $    1,163,963  $  (483,837)  $ (482,217)   $   197,909
                                    -------  ---------   ------------     ------------   -----------  -----------   -------------
Payments on previous stock  issued        -          -              -                        82,000                      82,000
Net (loss) - three months                 -          -              -                -            -      (21,038)             -
Balance as of March 31, 2000              -   $      -     13,881,963   $    1,163,963  $  (401,837)    (503,255)   $   258,871
                                    =======  =========   ============      ===========   ===========  ===========   =============




                      See Accompanying Notes to Unaudited Financial Statements


                                                   STARUNI CORPORATION
                                      UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
                                    FOR THE SIX MONTHS ENDING MARCH 31, 2000 AND 1999

                                                                     Six Months Ended
                                                                         March 31
                                                                         Unaudited

                                                                   2000             1999
                                                           ----------------    ---------------

Cash Flows From Operating Activities Net (loss)            $     (48,170)      $    (79,145)
                                                           ---------------      ------------
Adjustments To Reconcile Net Loss To Net Cash
   Used In Operating Activities

        Depreciation                                                   -                  -
        (Increase) decrease in receivables                           252             (2,739)
        Increase in accounts payable                              (1,500)             4,500
        Increase (decrease) in accrued payables                      (26)              (443)
                                                           ---------------      -----------
               Net Adjustment                                     (1,274)             1,318
                                                           ---------------      -----------
               Net Cash (Used) In Operating Activities           (49,444)           (77,827)
                                                           ---------------      -----------

Cash Flows From Investing Activities

        Increase in property, plant, & equipment                  (8,491)                -
                                                           ---------------      -----------
               Net Cash (Used) By Investing Activities            (8,491)                -
                                                           ---------------      -----------
Cash Flows From Financing Activities

        (Increase) in loans to stockholder/officer (net)         (48,850)                -
        Proceeds from issuance of capital stock (Net)            111,444            39,990
        Increase in long-term liabilities                            850            15,245
                                                           ---------------      -----------
               Net Cash Provided By Financing Activities          63,444            55,235
                                                           ---------------      -----------

Net (decrease) in cash                                             5,509           (22,592)

Cash-beginning                                                   160,892            22,230
                                                           ----------------     -----------

Cash-end                                                   $     166,401      $       (362)
                                                           ---------------      ===========

                               STARUNI CORPORATION
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                      FOR THE PERIODS ENDED MARCH 31, 2000

NOTE 1 - BASIS OF PRESENTATION

      The interim financial statements at March 31, 2000, and for the three and six month periods ended March 31, 2000 and 1999 are unaudited, but include all adjustments which the Company consider necessary for a fair presentation. The September 30, 1999 balance sheet was derived from the Company's audited financial statements.

      The accompanying unaudited financial statements are for the interim periods and do not include all disclosures normally provided in annual financial statements, and should be read in conjunction with the Company's Form 10-KSB for the year ended September 30, 1999. The accompanying unaudited interim financial statements for the three and six month periods ended March 31, 2000, are not necessarily indicative of the results which can be expected for the entire year.

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

      The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which requires an asset and liability approach to accounting for income taxes. Under SFAS 109, deferred tax assets or liabilities are computed on the difference between the financial statement and income tax bases of assets and liabilities ("temporary differences") using the enacted marginal tax rate. Deferred income tax expenses or benefits are based on the changes in the deferred tax asset or liability from period to period.

NOTE 3 - YEAR 2000/2001 CONSIDERATIONS

      Management has assessed the Company's exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000/2001 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities affecting the Company's operation will be 2000/2001 compliant, the Company remains susceptible to consequences of the year 2000/2001 issue.

                              STARUNI CORPORATION
                              -------------------

                          Audited Financial Statements
                           September 30, 1999 & 1998

                                TABLE OF CONTENTS
                            September 30, 1999 & 1998



INDEPENDENT AUDITORS' REPORT ................................................F-9

FINANCIAL STATEMENTS:

         Balance  Sheets....................................................F-10

         Statements of Operations...........................................F-11

         Statements of Stockholders' Equity ................................F-12

         Statements  of Cash Flows..........................................F-13


NOTES TO FINANCIAL STATEMENTS...............................................F-14

                     [Letterhead of Sellers & Associates P.C.]

                          Independent Auditors' Report


Board of Directors

STARUNI CORPORATION
Los Angeles, California

We have audited the accompanying balance sheets of Staruni Corporation, a California corporation, as of September 30, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the two years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Staruni Corporation as of September 30, 1999 and 1998 and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.


  /s/ Sellers & Associates P.C.

November 29, 1999
Ogden, Utah

                               STARUNI CORPORATION
                                 BALANCE SHEETS
                        AS OF SEPTEMBER 30, 1999 and 1998



                                                        1999           1998
                                                 =============== ===============
                                      ASSETS

Current assets
     Cash                                         $     160,892   $      22,230
     Receivables                                         12,895           5,795
     Advance to stockholder / officer                    30,150               -
                                                   ------------    -------------
         Total current assets                           203,937          28,025
                                                   ============    ============
Property and equipment, net of accumulated

depreciation                                              2,174           3,922
                                                   ------------    -------------
         Total assets                             $     206,111   $      31,947
                                                   ============    ============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Accounts payable                             $       9,442   $       7,692
     Accrued payables                                     1,072           2,202
                                                   ------------    -------------
         Total current liabilities                       10,514           9,894
                                                   ------------    -------------
         Total liabilities                               10,514           9,894
                                                   ------------    -------------

Stockholders' equity
     Class B Preferred Stock, no par value
      authorized 5,000,000 shares, issued
      and  0 outstanding                                    -              -

     Common stock, no par value, 13,881,827
      and 3,595,576 shares issued and outstanding
      with 68,748 shares held in treasury at
      9-30-99 and 9-30-98 respectively                1,163,963         172,382
     Common stock subscription (receivable)            (513,281)       -
     Accumulated (deficit)                             (455,085)       (150,329)
                                                   -------------    ------------
         Net stockholders' equity                       195,597          22,053
                                                   -------------    ------------
         Total liabilities and
               stockholders' equity               $     206,111   $      31,947
                                                   =============    ============


                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                            STATEMENTS OF OPERATIONS
                     YEAR ENDING SEPTEMBER 30, 1999 and 1998


                                                        1999            1998
                                                   =============    ===========

Income                                            $      209,801   $     22,864
                                                   =============    ===========
Computer and internet related expenses                   154,444         42,249

General and administration expenses                      360,113        106,156

Total operating expenses                                 514,557        148,405
                                                   =============    ===========
Income (loss) from operations before provision
 for income taxes                                      (304,557)      (125,541)

Provision for income taxes                                -                -
                                                   =============    ===========
Net (loss)                                        $    (304,756)   $  (125,541)
                                                   =============    ===========
Income (loss) per weighted-average share of
common stock outstanding                          $      (0.039)   $    (0.038)
                                                   =============    ===========
Weighted-average number of common stock
outstanding                                            7,769,415      3,318,671
                                                   =============    ===========





                 See Accompanying Notes to Financial Statements


                               STARUNI CORPORATION
                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     Years Ended September 30, 1999 and 1998


                                 Class B
                              Preferred Stock           Common Stock               Common
                          =====================  ============================      Stock
                                                                                Subscription     Accumulated          Net
                            Shares     Amount       Shares           Amount     (Receivables)     (Deficit)          Equity
                           =======    ========   ===========     ============  ==============    ============   ================
Balance as of
September 30, 1997            -     $     -        3,245,576    $     132,240   $       -       $   (24,788)      $    107,452

Issuance of Stock                                    350,000           40,142                                           40,142

Net (loss)                                                                                         (125,541)         (125,541)
                           -------    --------   -----------     ------------     ----------     ----------       ------------
Balance as of                             -
September 30, 1998             -                   3,595,576    $     172,382   $       -       $  (150,329)      $     22,053

Issuance of Stock                                 10,286,251          991,581      (513,281)                           478,300

Net (loss)                                                                                         (304,756)         (304,756)

                           -------    --------   -----------     ------------     ----------     ----------       ------------
Balance as of
September 30, 1999             -    $    -        13,881,827    $   1,163,963   $  (513,281)    $  (455,085)      $    195,597
                           =======    ========   ===========     ============     ==========     ===========       ===========




                 See Accompanying Notes to Financial Statements


                                                   STARUNI CORPORATION
                                                STATEMENTS OF CASH FLOWS
                                        YEARS ENDING SEPTEMBER 30, 1999 AND 1998



                                                                              1999                  1998
                                                                         ==============        ===============
Cash Flows From Operating Activities
     Net (loss)                                                        $      (304,756)       $      (125,541)
                                                                         --------------        ---------------
Adjustments To Reconcile Net Loss To Net Cash
   Used In Operating Activities

      Depreciation                                                                2,261                  9,530
      (Increase) in receivables                                                 (7,100)                (1,595)
      Increase in accounts payable                                                1,750                  4,760
      Increase (decrease) in accrued payables                                   (1,130)                  2,202
      Stock issued for services                                                  51,300
                                                                         --------------        ---------------
                 Net Adjustment                                                  47,081                 14,897
                                                                         --------------        ---------------
                 Net Cash (Used) In Operating Activities                      (206,375)              (110,644)
                                                                         --------------        ---------------
Cash Flows From Investing Activities
      Purchase of equipment                                                       (513)                   -
                                                                         --------------        ---------------
                 Net Cash (Used) By Investing Activities                          (513)                   -
                                                                         --------------        ---------------
Cash Flows From Financing Activities
      (Increase) in loans to stockholder / officer                                                        -
(Net)                                                                          (30,150)
      Proceeds from issuance of capital stock (Net)                             375,700                 40,142
                                                                         --------------        ---------------
                 Net Cash Provided By Financing
Activities                                                                      345,550                 40,142
                                                                         --------------        ---------------
Net (decrease) in cash                                                          138,662               (70,502)

Cash - beginning                                                                 22,230                 92,733
                                                                         --------------        ---------------
Cash - end                                                             $        160,892       $         22,231
                                                                         ==============        ===============
Other information:

       Interest paid in cash                                           $             -        $           -
       Stock issued for services in lieu of cash                       $         51,300       $           -


                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 - Summary of Significant Accounting Policies

         Basis of Presentation

         Staruni Corporation, prepares its books and records on the accrual basis for financial reporting and for income taxes. The accompanying financial statement represents the transactions as of September 30, 1999.

         Business Activity

         The Company incorporated February 5, 1962 under the laws of the State of California as Altius Corp. On March 24, 1997, the Company was renamed to Staruni Corporation. Also, on March 24, 1997, the Company spun off all its assets and liabilities. Left with no assets or liabilities, the company reorganized its equity too, and reclassified all equity accounts to zero. All activity is subsequent to the March 24, 1997 reclassification and reorganization. Immediately thereafter, the Company acquired all of the stock of Starnet under an asset purchase agreement.

         The Company  presently  concentrates on developing and expanding itself
         as  an  internet  service  provider,   serving  primarily  in  southern
         California.

         The Company is authorized to issue up to 15,000,000 shares of common stock, no par value and 5,000,000 shares of class B preferred stock, no par value. No class B preferred stock has been issued.

         Property and Equipment

         Property and equipment are valued at cost. Depreciation is provided by use of the straight-line method over the estimated useful lives of the assets. Useful lives of the respective assets are two to five years. Fully depreciated assets are written off in the year after they are fully depreciated.

         Upon the sale or retirement of property and equipment the related cost and accumulated depreciation are eliminated from the accounts and the resulting gain or loss, if any, are recorded. Repairs and maintenance expenditures that do not extend the useful lives are included in expense during the period they are incurred.

         Use of Accounting Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


NOTE 1 - Summary of Significant Accounting Policies - Continued

         Impairment of Long-Lived Assets

         It is the Company's policy to periodically evaluate the economic recover ability of all of its long-lived assets. In accordance with that policy, when the Company determines that an asset has been impaired, it recognizes the loss on the basis of the discounted future cash flows expected from the asset.

         Fair Value of Financial Instruments

         The methods and assumptions used to estimate the fair value of each class of financial instruments are as follows:

         Cash and cash equivalents, receivables, accounts payable, accrued payable, due to or from stockholders and officers:

                  The carrying amounts approximate fair value because of the short maturity of these instruments.

         Revenue Recognition

         Revenue is recognized when the service provided has been performed.

         Advertising

         The Company expenses advertising as it occurs. The Company incurred advertising expense of $134,515 and $15,066 for fiscal years ended September 30, 1999 and 1998 respectively.

         Income Taxes

         The Company  has adopted the  provisions  of  statements  of  Financial
         Accounting Standards No. 109, "Accounting for Income Taxes," which incorporates the use of the asset and liability approach of accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liability for the expected future consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities.

                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999



NOTE 2 - Property and Equipment

         Property and equipment consisted of the following at September 30, 1999 and 1998:


                                                                     Estimated
                                               1999          1998   Useful Lives
                                            -----------   --------- ------------

          Computer & other equipment         $16,817     $ 16,304      2-5 years
         (Less) Accumulated Depreciation    ( 14,643)     (12,382)
                                             --------   ----------

           Net Property and Equipment       $  2,174     $   3,922
                                            =========    =========

NOTE 3 - Related Party Transactions

         Monies have been advanced by the Company to the Company's principal shareholder / officer. All amounts due from the stockholder are from short term borrowings remaining unpaid at September 30, 1999. No interest is accrued as of September 30, 1999. The amount advanced at September 30, 1999 is $30,150.

NOTE 4 - Common Stock

         From November 1998 through August 1999, 10,286,251 shares of common stock were issued for $991,581 under a Rule 504 Regulation D offering. Of the $991,581 to be received for stock, $478,300 has been received, $427,000 in cash and $51,300 in services rendered. As of September 30, 1999, $513,281 in subscribed stock is issued but remains unpaid. These subscribed and issued, but unpaid shares are secured by stock in an unrelated corporation under recourse promissory notes. The terms of payment extend for two years from the date of issue, which was March 26, 1999, with a one year extension provision. The Notes bear interest at 8% per annum until paid.

         As of September 30, 1999, there were a total of 13,881,827 shares of common stock issued with 68,748 shares held in the name of the Company.

NOTE 5 - Lease Commitments

         The Company entered into three computer equipment and software lease contracts payable over 24 months, all ending before December 31, 2000.

         Lease commitments by year are:

                           September 30, 2000          $ 21,241
                           September 30, 2001            1,965

         The Company rents office space on a month to month basis with no long term commitment. Monthly rent is $2,154.

                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999





NOTE 5 - Lease Commitments - Continued

         Total lease and rental expense, including computer equipment and office space, by year is:


                                                                  General and
                                        Computer & Internet     Administrative
                                          related expenses         Expenses
                                        (As computer leases)    (As office rent)
                                        ---------------------  ----------------

                  September 30, 1999          $28,485               $17,985
                  September 30, 1998            3,227                6,005

NOTE 6 - Income Taxes

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30 are:

                                                    1999               1998
                                                ------------      -------------
         Deferred tax assets:
           Net operating loss carryforward       $   85,000        $  32,000
                                                ------------       -----------

         Total gross deferred tax assets             85,000           32,000

         (Less) valuation allowance                 (85,000)         (32,000)
                                                ------------       -----------

         Net deferred tax assets                        -               -
                                                ------------       -----------

         Deferred tax liabilities:

         Total gross deferred tax liabilities           -               -
                                                ------------       -----------

         Net deferred tax                       $       -         $     -
                                                ============       ===========

         As of September 30, 1999, the Company has available for income tax purposes approximately $403,000 in federal net operating loss carry forwards which may be used to offset future taxable income. These loss carry forwards begin to expire in fiscal year 2013. Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carry forwards generated prior to the ownership change will be subject to an annual limitation which could reduce, eliminate or defer the utilization of these losses.

                 See Accompanying Notes to Financial Statements

                               STARUNI CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1999


          The Company has not filed any income tax returns since September 30, 1996. The estimated income tax effect upon filing these returns is $3,300, mostly to the State of California. No provision has been provided for this in these financial statements.

NOTE 7 - Year 2000 Considerations

         Management has assessed the Company's exposure to date sensitive computer software programs that may not be operative subsequent to 1999 and has implemented a requisite course of action to minimize Year 2000 risk and ensure that neither significant costs nor disruption of normal business operations are encountered. However, because there is no guarantee that all systems of outside vendors or other entities affecting the company's operation will be 2000 compliant, the Company remains susceptible to consequences of the year 2000 issue.


                 See Accompanying Notes to Financial Statements

PART III

                                ITEM 1. EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 20 of this Form 10-SB under "Item 2. Description of Exhibits."










                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 9th day of May, 2000.


                                        Staruni Corporation


                                        /s/  Bruce D. Stuart
                                        ---------------------------
                                        Bruce D. Stuart, Chief Executive Officer

ITEM 2.  DESCRIPTION OF EXHIBITS

                                INDEX TO EXHIBITS

Exhibit

No.     Page No.     Description

2(i)      *     Articles of Incorporation of Altius Corp. dated February 1, 1962 and filed February 5, 1962.

2(ii)     *     Certificate  of Amendment of Articles of Incorporation of Altius
                Corp. dated January 29, 1971 and filed April 9, 1971.

2(iii)    *     Certificate of Amendment  of Articles of Incorporation of Altius
                Corp. dated December 30,1996 and filed March 24, 1997 wherein the name of the corporation was changed from Altius Corp. to Staruni Corporation.

2(iv)     *     Certificate of Amendment of Articles of Incorporation of Staruni
                Corporation  dated June 15, 1999 and filed August 20, 1999.

2(v)      *     By-Laws of Altius Corp.  (Staruni Corporation) dated February 8,
                1962

10        21    Staruni Employee Benefit Plan dated March 15th, 1999

23        *     Consent Letter of Auditor

27        25    Financial Data Schedule "CE"

* Incorporated by reference from Form 10-SB filed March 22, 2000.